D E V L I N J E N S E N Barristers & Solicitors	Vancouver Office: P.O. Box 12077 Suite 2550 555 West Hastings St. Vancouver, B.C. Canada V6B 4N5 Tel: (604) 684-2550 Fax: (604) 684-0916 E-mail: mshannon@devlinjensen.com

File Reference:  4091/042

Via EDGAR

March 29, 2007

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549
Mail Stop 3561

Attention:       Ms. Jenifer Gallagher, Division of Corporation Finance

Dear Ms. Gallagher:

Re:      Magnus International Resources Inc. (the “Company”)
            Form 10-K for the Fiscal Year Ended July 31, 2006
            Filed November 14, 2006
            Form 10-Q for the Interim Period Ended October 31, 2006
            Filed December 15, 2006
            File No. 000-49961

FILING OF AMENDED FORM 10-K FOR THE FISCAL YEAR
ENDED JULY 31, 2006 AND FORM 10-Q FOR THE INTERIM PERIOD
ENDED OCTOBER 31, 2006 IN ACCORDANCE WITH THE
SEC COMMENT LETTER DATED FEBRUARY 1, 2007

Association of Law Corporations

Securities and Exchange Commission
March 29, 2007

          We are counsel for the above-referenced Company and advise that the Company has now amended its Form 10-K for the fiscal year ended July 31, 2006 and the Form 10-Q for the interim period ended October 31, 2006 in accordance with the comments of the reviewing staff (the “”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated February 1, 2007 (the “SEC Letter”).

          The following responses address the comments in the SEC Letter, by way of reference to the numbered SEC comments.

Form 10-K for the Fiscal Year Ended July 31, 2006

Legal Proceedings, page 35
  The Staff comments have been noted and we advise that the Company has received a legal opinion from counsel in China that contains some ambiguity, but concludes that the Company’s subsidiary would likely be liable under Chinese law for the amount accrued.  The wording used in the Form 10-K was chosen due to concerns about judicial bias and evidentiary rules in Chinese courts.  The Company intends to defend the suit and is concerned that a Chinese court may allow any more specific disclosure to be used against the subsidiary as an admission of liability.

Selected Financial Data, page 41

  The Staff comments have been noted and we confirm that the Company has included data for 2002 in the enclosed revised Form 10-K as requested.  The 2002 data was originally left out because 2002 data relates to operations of a subsidiary that has since been sold, and was prior to the Company entering the exploration stage.  It is the Company’s opinion that the 2002 data is therefore not at all useful to readers of the 10-K.  A note explaining the matters affecting comparability has been included in the revised Form 10-K.

Financial Statements

Statements of Operations, page F-3

  The Staff comments have been noted and we have assumed that the SEC’s reference to the year ended July 31, 2003 is a typographical error and is intended to read 2004 as presenting years back to 2003 would be to present four years rather than three years as required by Rule 3-02.  We confirm that the Company has presented three years in the statements of operations and cash flows in the attached amended financial statements.

  The Staff comments have been noted and we confirm on behalf of the Company that it has presented comprehensive income as required by SFAS 130 in the statement of operations in the amended financial statements.

Securities and Exchange Commission
March 29, 2007

Statement of Cash Flows, page F-4
  The Staff comments have been noted and we advise on behalf of the Company that the item “Contributions attributable to minority interests” arises because The Company is responsible for all the cash contributions to the joint venture subsidiaries and the minority shareholder has contributed exploration rights which do not have a stated value.  Each time the Company makes a cash payment to a subsidiary as a capital contribution, the parties are implicitly revaluing the minority shareholder’s contribution to the venture, as 10% of the contribution accrues to the minority shareholder’s interest.  Therefore, it is appropriate to record an increase in the minority interest, with a debit to the assets revalued.  Since the assets revalued are exploration licenses, which are expensed rather than capitalized, the debit is to the exploration licenses expense.  It is shown as cash from financing activities because the minority shareholding is credited with a contribution and because the recognition of the transaction is made necessary by a cash contribution from the Company.

  The Staff comments have been noted and we confirm on behalf of the Company that the Company has renamed the item to “Effect of exchange rate changes on cash” in the amended financial statements as requested.

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Asset Retirement Obligations, page F-8

  The Staff comments have been noted and we confirm on behalf of the Company that in the amended financial statements, the Company has added a reference from the accounting policy note to note 6, where the liability for the asset retirement obligation is explained.  The Company has added to note 6 the applicable disclosure as outlined in paragraph 22 of SFAS 143.  Because the assets in question are exploration properties and are not capitalized due to there being no proven reserves, there is no life of a capitalized asset with which to determine accretion of the associated liability.  The expense is recognized as the liability is recognized, which is now explained in note 6.

Foreign Currency, page F-9

  The Staff comments have been noted and we confirm on behalf of the Company that in the amended financial statements, the Company has expanded the accounting policy note to disclose the origin of translation adjustments reported in other comprehensive income, identified functional currencies for each jurisdiction and clarified treatment of remeasurement and translation adjustments.

Securities and Exchange Commission
March 29, 2007

Controls and Procedures, page 46
  The Staff comments have been noted and we confirm on behalf of the Company that the disclosure under “Controls and Procedures” has been revised to state “no changes” instead of “no other significant changes”.

Form 10-Q for the Interim Period Ended October 31, 2006

General

  The Staff comments have been noted and we confirm on behalf of the Company that certain comments to the Form 10-K also pertain to the camparable areas of the Form 10-Q and that all corresponding changes have been made to the related sections of the Form 10-Q.

Engineering Comments

Form 10-K for the Fiscal Year Ended July 31, 2006

Description of Properties, page 12

  The Staff comments have been noted and we confirm on behalf of the Company that a summary of the material information has been inserted at the beginning of this section.

  The Staff comments have been noted and we confirm on behalf of the Company that it has revised its disclosure by removing all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities conducted by other companies or on other properties.  The disclosures now describe only geology, history and exploration results that are directly related to the properties that the Company has the right to explore or mine.

Form 10-Q for the Interim Period Ended October 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

  The Staff comments have been noted and we confirm on behalf of the Company that it has removed all information about mineral properties in which the Company has no interest.

Website

  The Staff comments have been noted and we confirm on behalf of the Company that it has added the language indicated by the SEC to the Company’s website on the first page, on the “Legal” page and on the pages of the website that contain disclosure about adjacent or other properties on which the Company has no right to explore or mine.

Securities and Exchange Commission
March 29, 2007

          We trust that each of the foregoing and the amendments to the Company’s Form 10-K for the fiscal year ended July 31, 2006 and the Form 10-Q for the interim period ended October 31, 2006 filing are clear and satisfactory for this point in time and satisfy the comments of Staff contained in the SEC letter.  However, should the SEC have any further questions or comments, or require any further information or documentation respecting the Company, please do not hesitate to contact the writer at any time.

          On behalf of the Company, we sincerely thank and appreciate the SEC’s prompt attention to and cooperation in this matter.

                                                                                                    Yours very truly,

                                                                                                    DEVLIN JENSEN

                                                                                                    Per:  /s/ Mike Shannon
                                                                                                          MICHAEL T. SHANNON